4475 Executive Drive, Suite 200,

San Diego, California 92121

April 10, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tyler Howes

Re:	Calidi Biotherapeutics, Inc.
Registration Statement on Form S-1 (File No. 333-276741)

Request for Acceleration
Requested Date: April 11, 2024

Requested Time: 5:30 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby respectfully requests that the effective date of its Registration Statement on Form S-1, as amended, (File No. 333-276741) be accelerated so that the same will become effective at 5:30 p.m., Eastern Time, on April 11, 2024, or as soon thereafter as is practicable. In making this acceleration request, the undersigned acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact our counsel Daniel B. Eng of Lewis Brisbois Bisgaard & Smith LLP at (415) 262-8508.

Very Truly Yours,

Calidi Biotherapeutics, Inc.

By:	/s/ Andrew Jackson
Name:	Andrew Jackson
Title:	Chief Financial Officer